

January 14, 2014

<u>Via E-mail</u>
Mr. Weiliang Liu
Chief Executive Officer
Ceetop Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao
Futian District, Shenzhen China 518026

> **Re: Ceetop Inc.**
> **Form 8-K**
> **Filed September 20, 2013**
> **Response dated January 6, 2014**
> **File No. 0-53307**

Dear Mr. Liu

We have reviewed your response dated January 6, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We reviewed your response to comment two in our letter dated December 19, 2013. Please note the deadline to file the financial statements of Hangzhou Softview Information Technology Company Limited required by Rule 8-04 of Regulation S-X was December 2, 2013 (75 days after the acquisition). Please file the amended Form 8-K as soon as possible.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant at (202) 551- 3202 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jeffrey M. Stein, JMS Law Group PLLC